Mail Stop 3561

September 25, 2007

Mr. Rick A. Lepley
Chief Executive Officer
A.C. Moore Arts & Crafts, Inc.
130 A.C. Moore Drive
Berlin, New Jersey 08009

> **RE:** **A.C. Moore Arts & Crafts, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2007**
> **Schedule 14A**
> **Filed March 12, 2007, August 6, 2007 and April 30, 2007**
> **File No. 0-23157**

Dear Mr. Lepley:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Accounting Branch Chief